UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Lash, Steven M.
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount
D  Price        End of Month   I
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----------------------------------------------------
Common Stock                                  05/21/01    A    V   562.00
A               1,777.00       D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
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----------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code  V   A
D                Exercisable  Expiration
--------------------------------------------------------------------------------
----------------------------------------------------
Director Stock Option-Common   $17.8000        05/21/01       A     V   3,371.00
05/21/02     05/21/11
Stock (right to buy)
Director Stock Option-Common   $17.8438
05/15/01     05/15/10
Stock (right to buy)
Director Stock Option-Common   $20.7813
05/18/00     05/17/09
Stock (right to buy)
Director Stock Option-Common   $33.3750
05/20/98     05/19/07
Stock (right to buy)
Director Stock Option-Common   $36.7500
05/06/97     05/06/06
Stock (right to buy)
Director Stock Option-Common   $41.4375
05/19/99     05/18/08
Stock (right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
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----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Month
--------------------------------------------------------------------------------
----------------------------------------------------
Director Stock Option-Common   05/21/01  Common Stock                   3,371.00
3,371.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   3,363.00
3,363.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   2,887.00
2,887.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   1,798.00
1,798.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   2,000.00
2,000.00      D   Direct
Stock (right to buy)
Director Stock Option-Common             Common Stock                   1,448.00
1,448.00      D   Direct
Stock (right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: Steven M. Lash
DATE June 8, 2001